Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February […], 2013

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Gerstein Fisher Multi-Factor Real Estate Securities Fund

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of February 1, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 352 to its registration statement, filed on behalf of its series, Gerstein Fisher Multi-Factor Real Estate Securities Fund (the “Fund”).  PEA No. 352 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 11, 2013 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain other non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1

Prospectus – Summary Section

1.	Staff Comment: Please confirm whether the Fund has Acquired Fund Fees and Expenses to be included as a separate line item in the Fees and Expenses of the Fund table.

Response:  The Trust responds by stating supplementally that the Fund has estimated Acquired Fund Fees and Expenses of greater than 0.01%, and has included these expenses in a separate “Acquired Fund Fees and Expenses” line item in the Fees and Expenses of the Fund table.

2.	Staff Comment: Please revise the "High Yield Debt Securities Risk" to clarify that high yield debt securities may also be known as "junk bonds."

Response:  The Trust responds by revising this disclosure to read as follows: High yield debt securities (also known as “junk bonds”) that are rated below investment grade are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer.  Such securities are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers